UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42508

FBS GLOBAL LIMITED

(Translation of registrant’s name into English)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

FBS Global Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On October 12, 2026, FBS Global Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed, the Company was notified by Nasdaq on April 15, 2026 that the Company was not in compliance with the Nasdaq Minimum Bid Price Requirement because the closing bid price of its ordinary shares (“Ordinary Shares”) was below $1.00 per share for 30 consecutive business days. The Company was granted a 180-day compliance period until October 12, 2026, to regain compliance with the Nasdaq Minimum Bid Price Requirement.

Nasdaq has now determined that, for the last 10 consecutive business days, from September 28, 2026 to October 9, 2026, the closing bid price of the Company’s Ordinary Shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and the prior minimum bid price deficiency matter is now closed.

A copy of the press release announcing the Company’s regain of compliance is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated October 13, 2026, announcing compliance with the Nasdaq Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026	FBS GLOBAL LIMITED

	By:	/s/ Kelvin Ang
Kelvin Ang
Chief Executive Officer